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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                            KINROSS GOLD CORPORATION
            --------------------------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    496902107
                ------------------------------------------------
                                 (CUSIP Number)
       ------------------------------------------------------------------

      PHILIP C. WOLF, SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
             CYPRUS AMAX MINERALS COMPANY, 9100 EAST MINERAL CIRCLE
                            ENGLEWOOD, COLORADO 80112
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)

                                  JUNE 25, 1998
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------------                            ------------------------
    CUSIP NO. 496902107                                   PAGE 2 OF 10 PAGES
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   CYPRUS AMAX MINERALS COMPANY
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                              [ ]
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   WC; OO
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                         54,080,207 (includes 8,775,449 shares issuable upon exercise of warrants)
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        43,725,615 (shares held by subsidiaries)

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                         54,080,207 (includes 8,775,449 shares issuable upon exercise of warrants)
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        43,725,615 (shares held by subsidiaries)

PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   97,805,822
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                    [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   32.4%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                            ------------------------
    CUSIP NO. 496902107                                   PAGE 3 OF 10 PAGES
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   AMAX ENERGY INC.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                              [ ]
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        0

 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        25,063,492

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                         0

    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        25,063,492

PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    25,063,492
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                    [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   8.6%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                            ------------------------
    CUSIP NO. 496902107                                   PAGE 4 OF 10 PAGES
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   CYPRUS GOLD COMPANY
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                              [ ]
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        0

 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        12,306,150

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        0

    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        12,306,150

PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   12,306,150
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                    [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.2%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                            ------------------------
    CUSIP NO. 496902107                                   PAGE 5 OF 10 PAGES
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   MINERA CYPRUS AMAX CHILE LIMITADA
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                              [ ]
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   CHILE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        0

 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        6,355,973

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        0

    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        6,355,973

PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   6,355,973
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                    [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.2%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   PN
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 6 OF 10 PAGES


                            AMENDMENT NO. 1 TO
                               SCHEDULE 13D
                     RELATING TO THE COMMON SHARES OF
                         KINROSS GOLD CORPORATION

            Cyprus Amax Minerals Company, a Delaware corporation ("Cyprus Amax"), Amax Energy Inc., a Delaware corporation ("Amax Energy"), Cyprus Gold Company, a Delaware corporation ("Cyprus Gold") and Minera Cyprus Amax Chile Limitada, a Chilean limited partnership ("Minera Cyprus," and, collectively with Cyprus Amax, Amax Energy and Cyprus Gold, the "Cyprus Entities") hereby file this Amendment No. 1 (this "Amendment No. 1") to the Statement on Schedule 13D filed on June 10, 1998 (as amended, the "Schedule 13D") with respect to the common shares without nominal or par value (the "Kinross Common Stock") of Kinross Gold Corporation, a corporation organized pursuant to the laws of the Province of Ontario, Canada (the "Issuer"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
            This Amendment No. 1 is being filed to report the actual number of shares of Kinross Common Stock issuable to Cyprus Amax upon exercise of the Warrants and to amend Exhibit 99.1 to correct a typographical error in the Joint Filing Agreement.


Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and supplemented as follows:
            The actual number of shares of Kinross Common Stock issuable upon exercise of the Warrants is 8,775,449 at an exercise price of $5.9826 per share.


Item 4.  Purpose of Transaction.

            Item 3 is hereby amended and supplemented as follows:
            The Warrants have a three-year term and are exercisable to purchase 8,775,449 shares of Kinross Common Stock at a per share price equal to $5.9826.

                                                              PAGE 7 OF 10 PAGES


Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby amended and supplemented as follows:
            (a) Kinross has informed the Cyprus Entities that 292,757,559 shares of Kinross Common Stock were outstanding as of the close of business on June 22, 1998.
            As of the date of this Statement, the Cyprus Entities beneficially owned an aggregate of 97,805,822 shares of Kinross Common Stock (approximately 32.4% of the shares of Kinross Common Stock outstanding). On June 25, 1998, Kinross notified Cyprus Amax that 8,775,449 shares of Kinross Common Stock are issuable upon the exercise of the Warrants.


Item 7.  Material to be Filed as Exhibits.
            See Exhibit Index on page 9.

                                                              PAGE 8 OF 10 PAGES


                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    CYPRUS AMAX MINERALS COMPANY


                                    By:  /s/ Philip C. Wolf
                                         Name:   Philip C. Wolf
                                         Title:  Senior Vice President


                                    AMAX ENERGY INC.


                                    By:  /s/ Philip C. Wolf
                                         Name:   Philip C. Wolf
                                         Title:  Senior Vice President


                                    CYPRUS GOLD COMPANY


                                    By:  /s/ Philip C. Wolf
                                         Name:   Philip C. Wolf
                                         Title:  Senior Vice President


                                    MINERA CYPRUS AMAX CHILE LIMITADA
                                    By: Cyprus Foote Mineral Company, partner


                                    By:  /s/ Philip C. Wolf
                                         Name:   Philip C. Wolf
                                         Title:  Senior Vice President


Date:  June 29, 1998

                                                              PAGE 9 OF 10 PAGES


                               EXHIBIT INDEX

                                                               CONSECUTIVELY
EXHIBIT DESCRIPTION                                            NUMBERED PAGES

 (99.1)      Joint Filing Agreement, dated as of June 10, 1998       10
             by and among Cyprus Amax Minerals Company, Amax
             Energy Inc., Cyprus Gold Company and Minera
             Cyprus Amax Chile Limitada.